Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 21 DATED MARCH 29, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary

On March 23, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary”), for an initial purchase price, including closing costs of $1,152,344 which is the initial stated value of our equity interest in the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary (the “CNP 36, LLC Investment”). The Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary used the proceeds to acquire an existing 1,211 square foot single family home located on a 7,500 square foot lot in the Palms/Culver City neighborhood of Los Angeles (the “CNP 36, LLC Property”). The closing of both the CNP 36, LLC Investment and the CNP 36, LLC Property occurred concurrently. We are currently under contract to close an adjacent 843 square foot single family home in the next 30 days. We plan on combining the two lots to achieve an anticipated lot size of approximately 15,000 square feet.

The CNP 36, LLC Investment was funded with $800,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor, and the remaining amount was funded with proceeds from our Offering.

The Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary is managed by us. The controlled subsidiary may transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the CNP 36, LLC Investment (the “CNP 36, LLC Operative Agreements”), we have full authority for the management of the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary, including the CNP 36, LLC Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the CNP 36, LLC Investment, paid directly by the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $1,152,344, we anticipate closing on an additional adjacent lot for approximately $1,400,000 in the next 30 days. We anticipate additional costs to complete entitlement approvals yielding twelve small lot homes. The business plan then entails selling the property upon completion of entitlements. There can be no assurance that the anticipated completion cost will be achieved.

The CNP 36, LLC Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Palms/Culver City is considered to be a well-located, attractive neighborhood that has achieved strong single-family home price appreciation. According to Redfin, as of February 2018, the median sale price of the immediate neighborhood increased year over year by 17.9%.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.